Exhibit 99.1

Atour Lifestyle Holdings Limited Reports Second Quarter of 2023 Unaudited Financial Results

●	Net revenues for the second quarter of 2023 increased by 112.3% year-over-year to RMB1,093 million (US$151 million), compared with RMB515 million for the same period of 2022.

●	Net income for the second quarter of 2023 was RMB239 million (US$33 million), compared with RMB60 million for the same period of 2022. Adjusted net income (non-GAAP)[1], which excluded share-based compensation expenses from net income, for the second quarter of 2023 increased by 312.9% year-over-year to RMB249 million (US$34 million), compared with RMB60 million for the same period of 2022.

●	EBITDA (non-GAAP)[2] for the second quarter of 2023 was RMB334 million (US$46 million), compared with RMB104 million for the same period of 2022. Adjusted EBITDA (non-GAAP)[3], which excluded share-based compensation expenses from EBITDA, for the second quarter of 2023 increased by 232.4% year-over-year to RMB344 million (US$47 million), compared with RMB104 million for the same period of 2022.

SHANGHAI, China, August 17, 2023-- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter of 2023 Operational Highlights

As of June 30, 2023, there were 1,034 hotels with a total of 120,404 hotel rooms in operation across Atour’s hotel network, representing a rapid increase of 24.0% and 24.2% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of June 30, 2023, there were 523 manachised hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB475 for the second quarter of 2023, compared with RMB362 for the second quarter of 2022 and RMB443 for the previous quarter. The ADR for the second quarter of 2023 recovered to 109.8% of 2019’s level for the same period.

The occupancy rate4 was 77.1% for the second quarter of 2023, compared with 65.5% for the second quarter of 2022 and 72.5% for the previous quarter. The occupancy rate for the second quarter of 2023 recovered to 103.6% of 2019’s level for the same period.

The revenue per available room4 (“RevPAR”) was RMB384 for the second quarter of 2023, compared with RMB251 for the second quarter of 2022 and RMB337 for the previous quarter. The RevPAR for the second quarter of 2023 recovered to 114.8% of 2019’s level for the same period.

The GMV5 generated from our scenario-based retail business was RMB267 million for the second quarter of 2023, representing an increase of 283.9% year-over-year.

“We are delighted to report a strong second quarter of 2023. Our remarkable performance in both hotel and scenario-based retail businesses further strengthened Atour’s competitiveness and leading position in the industry,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour, “Our unwavering dedication to providing customers with exceptional experiences continued to differentiate Atour and enhance our brand awareness, resulting in high operating efficiency and full recovery across OCC, ADR and RevPAR. The new hotel signings reached a quarterly record high, propelling us towards our mid-term goal of having 2,000 premier hotels by 2025. Furthermore, we have been proactively discovering and satisfying customers’ evolving demands and have expanded our customer base beyond just accommodation, enabling us to promote the prosperity of our scenario-based retail business. Going forward, we will continue to uphold our commitment to providing a “Chinese experience” while driving Atour’s healthy and sustainable growth,” Mr. Wang concluded.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

4 The ADR and RevPAR are calculated based on the tax inclusive room rates.

“ADR” (exclusive of requisitioned or temporarily closed hotels) refers to the average daily room rate, which means room revenue divided by the number of rooms in use;

“Occupancy rate” (exclusive of requisitioned or temporarily closed hotels) refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” (exclusive of requisitioned or temporarily closed hotels) refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

5 “GMV” refers to gross merchandise value, which is the total value of confirmed orders placed by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, regardless of whether the products are delivered or returned, calculated based on the prices of the ordered products net of any discounts offered to our end customer.

Second Quarter of 2023 Unaudited Financial Results

(RMB in thousands)	Q2 2022	Q2 2023
Revenues:
Manachised hotels	295,134	626,483
Leased hotels	142,874	219,524
Retail revenues and others	76,575	246,702
Net revenues	514,583	1,092,709

Net revenues. Our net revenues for the second quarter of 2023 increased by 112.3% to RMB1,093 million (US$151 million) from RMB515 million for the same period of 2022, mainly driven by the robust growth in both hotel and scenario-based retail businesses as we continued to recover rapidly since the beginning of 2023.

●	Manachised hotels. Revenues from our manachised hotels for the second quarter of 2023 increased by 112.3% to RMB626 million (US$86 million) from RMB295 million for the same period of 2022. This increase was primarily driven by the ongoing expansion of our hotel network and the growth of RevPAR. The total number of our manachised hotels increased from 801 as of June 30, 2022, to 1,001 as of June 30, 2023. RevPAR of our manachised hotels surpassed 2019’s level and increased to RMB377 for the second quarter of 2023 from RMB246 for the same period of 2022.

●	Leased hotels. Revenues from our leased hotels for the second quarter of 2023 increased by 53.6% to RMB220 million (US$30 million) from RMB143 million for the same period of 2022. This increase was primarily due to the rebound in RevPAR, which surpassed 2019’s level and increased to RMB537 for the second quarter of 2023 from RMB333 for the same period of 2022.

●	Retail revenues and others. Revenues from retail and others for the second quarter of 2023 increased by 222.2% to RMB247 million (US$34 million) from RMB77 million for the same period of 2022, with scenario-based retail revenues growing by 297.8% year-over-year to RMB212 million. This increase was driven by widespread recognition of our retail brand and solid product positioning, as well as advanced product development and distribution capabilities.

(RMB in thousands)	Q2 2022	Q2 2023
Operating costs and expenses:
Hotel operating costs	(325,107)	(509,513)
Other operating costs	(41,682)	(120,821)
Selling and marketing expenses	(31,756)	(94,400)
General and administrative expenses	(41,859)	(73,450)
Technology and development expenses	(15,962)	(17,831)
Total operating costs and expenses	(456,366)	(816,015)

Operating costs and expenses for the second quarter of 2023 were RMB816 million (US$113 million). Excluding the impact from share-based compensation expenses of RMB10 million, operating costs and expenses for the second quarter of 2023 increased by 76.6% to RMB806 million, compared with RMB456 million for the same period of 2022.

●	Hotel operating costs for the second quarter of 2023 increased by 56.7% to RMB510 million (US$70 million) from RMB325 million for the same period of 2022. This increase was mainly due to the increase in variable costs, such as supply chain costs, associated with the continued growth of our hotel business. Hotel operating costs accounted for 60.2% of manachised and leased hotels’ revenues for the second quarter of 2023, compared with 74.2% for the same period of 2022. The decrease was attributable to the increase in hotel revenues driven by the ongoing expansion of our hotel network and the growth of RevPAR.

●	Other operating costs primarily consist of costs for our scenario-based retail business and other businesses. Other operating costs for the second quarter of 2023 increased by 189.9% to RMB121 million (US$17 million) from RMB42 million for the same period of 2022, primarily driven by increased costs alongside the rapid growth of our scenario-based retail business. Other operating costs accounted for 49.0% of retail revenues and others for the second quarter of 2023, compared with 54.4% for the same period of 2022. The decrease was attributable to the improving profitability of our retail business.

●	Selling and marketing expenses for the second quarter of 2023 increased by 197.3% to RMB94 million (US$13 million) from RMB32 million for the same period of 2022. This increase was mainly due to our increased investment in branding enhancement and the rapid growth of our scenario-based retail business through online channels. Selling and marketing expenses accounted for 8.6% of net revenues for the second quarter of 2023, compared with 6.2% for the same period of 2022.

●	General and administrative expenses for the second quarter of 2023 were RMB73 million (US$10 million). Excluding the impact from share-based compensation expenses of RMB9 million, general and administrative expenses for the second quarter of 2023 increased by 54.0% to RMB64 million, compared with RMB42 million for the same period of 2022. General and administrative expenses, excluding the impact from share-based compensation expenses, accounted for 5.9% of net revenues for the second quarter of 2023, compared with 8.1% for the same period of 2022.

●	Technology and development expenses for the second quarter of 2023 were RMB18 million (US$2.5 million), compared with RMB16 million for the same period of 2022.

Other operating income primarily consists of income from government subsidies and value-added tax related benefits. Other operating income for the second quarter of 2023 increased by 26.5% to RMB30 million (US$4 million) from RMB24 million for the same period of 2022.

Income from operations for the second quarter of 2023 was RMB307 million (US$42 million), compared with RMB82 million for the same period of 2022.

Other expenses, net for the second quarter of 2023 was RMB4 million (US$0.5 million), compared with RMB2 million for the same period of 2022.

Income tax expense for the second quarter of 2023 was RMB79 million (US$11 million), compared with RMB24 million for the same period of 2022.

Net income for the second quarter of 2023 was RMB239 million (US$33 million), compared with RMB60 million for the same period of 2022.

Adjusted net income (non-GAAP), which excluded share-based compensation expenses, for the second quarter of 2023 was RMB249 million (US$34 million), representing an increase of 312.9% compared with RMB60 million for the same period of 2022.

Basic and diluted income per share/American depositary share (ADS). For the second quarter of 2023, basic income per share was RMB0.59 (US$0.08), and diluted income per share was RMB0.57 (US$0.08). Basic income per ADS for the second quarter of 2023 was RMB1.77 (US$0.24), and diluted income per ADS was RMB1.71 (US$0.24).

EBITDA (non-GAAP) for the second quarter of 2023 was RMB334 million (US$46 million), compared with RMB104 million for the same period of 2022.

Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses from EBITDA, for the second quarter of 2023 was RMB344 million (US$47 million), representing an increase of 232.4% compared with RMB104 million for the same period of 2022.

Cash flows. Operating cash inflow for the second quarter of 2023 was RMB520 million (US$72 million). Investing cash inflow and financing cash outflow for the second quarter of 2023 were RMB149 million (US$20 million) and RMB140 million (US$19 million), respectively.

Cash and cash equivalents and restricted cash. As of June 30, 2023, the Company had a total balance of cash and cash equivalents and restricted cash of RMB2.5 billion (US$349 million).

Debt financing. As of June 30, 2023, the Company had total outstanding borrowings of RMB73 million (US$10 million) and the unutilized credit facility available to the Company was RMB260 million.

Conference Call

The Company will host a conference call at 8:00 AM U.S. Eastern time on Thursday, August 17, 2023 (or 8:00 PM Beijing/Hong Kong time on the same day). Details for the conference call are as follows:

Event Title: Atour Second Quarter 2023 Earnings Conference Call

Pre-registration Link: https://register.vevent.com/register/BIc21f7a19965e47678308aa5bed210058

All participants must pre-register for this conference call using the link provided above. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income (loss), which is defined as net income (loss) excluding share-based compensation expenses; EBITDA, which is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization expense comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. Adjusted net income and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis excluding share-based compensation expenses which are not expected to result in cash payment. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations as the excluded items have been and will be incurred and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop a scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	June 30,
	2022	2023
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	1,589,161	2,528,662	348,718
Short-term investments	157,808	-	-
Accounts receivable	132,699	124,641	17,189
Prepayments and other current assets	133,901	214,451	29,574
Amounts due from related parties	53,630	96,141	13,258
Inventories	57,460	85,141	11,741
Total current assets	2,124,659	3,049,036	420,480
Non-current assets
Restricted cash	946	644	89
Contract costs	67,270	77,781	10,726
Property and equipment, net	360,300	330,994	45,646
Operating lease right-of-use assets	1,932,000	1,809,451	249,535
Intangible assets, net	5,537	4,942	682
Goodwill	17,446	17,446	2,406
Other assets	141,335	129,078	17,801
Deferred tax assets	112,533	97,447	13,439
Total non-current assets	2,637,367	2,467,783	340,324
Total assets	4,762,026	5,516,819	760,804

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	319,598	301,353	41,558
Accounts payable	184,901	339,768	46,858
Deferred revenue, current	202,996	267,169	36,844
Salary and welfare payable	103,539	118,103	16,287
Accrued expenses and other payables	330,282	545,805	75,270
Income taxes payable	31,336	88,475	12,201
Short-term borrowings	142,828	70,848	9,770
Current portion of long-term borrowings	29,130	-	-
Amounts due to related parties	3,004	727	100
Total current liabilities	1,347,614	1,732,248	238,888
Non-current liabilities
Operating lease liabilities, non-current	1,805,402	1,673,638	230,805
Deferred revenue, non-current	277,841	323,437	44,604
Long-term borrowings, non-current portion	2,000	2,000	276
Other non-current liabilities	141,763	167,321	23,075
Total non-current liabilities	2,227,006	2,166,396	298,760
Total liabilities	3,574,620	3,898,644	537,648

1 Translations of balances in the consolidated financial statements from RMB into US$ for the second quarter of 2023 and as of June 30, 2023 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB7.2513 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2023.

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	June 30,
	2022	2023
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	229	243	34
Class B ordinary shares	56	56	8
Additional paid in capital	1,286,189	1,437,753	198,275
Retained earnings (accumulated deficit)	(78,304)	176,733	24,373
Accumulated other comprehensive income (loss)	(10,865)	12,127	1,671
Total shareholders’ equity attributable to shareholders of the Company	1,197,305	1,626,912	224,361
Non-controlling interests	(9,899)	(8,737)	(1,205)
Total shareholders’ equity	1,187,406	1,618,175	223,156
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	4,762,026	5,516,819	760,804

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2022	2023		2022	2023
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Revenues:
Manachised hotels	295,134	626,483	86,396	568,939	1,073,281	148,012
Leased hotels	142,874	219,524	30,274	254,455	406,834	56,105
Retail revenues and others	76,575	246,702	34,022	143,303	386,530	53,305
Net revenues	514,583	1,092,709	150,692	966,697	1,866,645	257,422
Operating costs and expenses:
Hotel operating costs	(325,107)	(509,513)	(70,265)	(648,275)	(891,145)	(122,895)
Other operating costs	(41,682)	(120,821)	(16,662)	(73,605)	(192,475)	(26,544)
Selling and marketing expenses	(31,756)	(94,400)	(13,018)	(55,532)	(150,409)	(20,742)
General and administrative expenses	(41,859)	(73,450)	(10,129)	(87,377)	(266,654)	(36,773)
Technology and development expenses	(15,962)	(17,831)	(2,459)	(33,770)	(34,621)	(4,774)
Total operating costs and expenses	(456,366)	(816,015)	(112,533)	(898,559)	(1,535,304)	(211,728)
Other operating income	23,668	29,948	4,130	26,767	37,178	5,127
Income from operations	81,885	306,642	42,289	94,905	368,519	50,821
Interest income	3,681	7,513	1,036	5,598	12,356	1,704
Gain from short-term investments	2,004	8,968	1,237	3,764	14,322	1,975
Interest expense	(1,831)	(1,676)	(231)	(3,321)	(3,603)	(497)
Other expenses, net	(1,825)	(3,522)	(486)	(1,878)	(2,971)	(410)
Income before income tax	83,914	317,925	43,845	99,068	388,623	53,593
Income tax expense	(23,579)	(78,770)	(10,863)	(31,523)	(131,396)	(18,120)
Net income	60,335	239,155	32,982	67,545	257,227	35,473
Less: net income (loss) attributable to non-controlling interests	(888)	965	133	(1,502)	1,162	160
Net income attributable to the Company	61,223	238,190	32,849	69,047	256,065	35,313

Net income	60,335	239,155	32,982	67,545	257,227	35,473
Other comprehensive income
Foreign currency translation adjustments, net of nil income taxes	4,895	25,072	3,458	4,676	22,992	3,171
Other comprehensive income, net of income taxes	4,895	25,072	3,458	4,676	22,992	3,171
Total comprehensive income	65,230	264,227	36,440	72,221	280,219	38,644
Comprehensive income (loss) attributable to non-controlling interests	(888)	965	133	(1,502)	1,162	160
Comprehensive income attributable to the Company	66,118	263,262	36,307	73,723	279,057	38,484
Net income per ordinary share
—Basic	0.16	0.59	0.08	0.18	0.64	0.09
—Diluted	0.16	0.57	0.08	0.18	0.62	0.09
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	376,970,454	402,763,517	402,763,517	376,970,454	398,389,853	398,389,853
—Diluted	376,970,454	414,773,664	414,773,664	376,970,454	413,553,602	413,553,602

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2022	2023		2022	2023
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from operating activities	214,184	519,908	71,699	138,982	881,565	121,573
Cash flows from investing activities:
Payment for purchases of property and equipment	(8,189)	(9,791)	(1,350)	(17,096)	(27,410)	(3,780)
Payment for purchases of intangible assets	(222)	-	-	(600)	-	-
Payment for purchases of short-term investments	(413,350)	(2,003,860)	(276,345)	(1,086,200)	(3,332,210)	(459,533)
Proceeds from maturities of short-term investments	415,354	2,162,234	298,186	1,089,964	3,494,694	481,940
Net cash generated from (used in) investing activities	(6,407)	148,583	20,491	(13,932)	135,074	18,627
Cash flows from financing activities:
Proceeds from borrowings	111,000			169,000	40,000	5,516
Repayment of borrowings	(72,250)	(140,130)	(19,325)	(73,480)	(141,110)	(19,460)
Payment for initial public offering costs	(403)			(721)	-	-
Net cash (used in) generated from financing activities	38,347	(140,130)	(19,325)	94,799	(101,110)	(13,944)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	4,512	25,072	3,457	3,795	23,670	3,265
Net increase in cash, cash equivalents and restricted cash	250,636	553,433	76,322	223,644	939,199	129,521
Cash and cash equivalents and restricted cash at the beginning of the period	1,012,537	1,975,873	272,485	1,039,529	1,590,107	219,286
Cash and cash equivalents and restricted cash at the end of the period	1,263,173	2,529,306	348,807	1,263,173	2,529,306	348,807

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2022	2023		2022	2023
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	60,335	239,155	32,982	67,545	257,227	35,473
Share-based compensation expenses, net of tax effect of nil[2]	-	9,998	1,379	-	151,578	20,904
Adjusted net income (non-GAAP)	60,335	249,153	34,361	67,545	408,805	56,377

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2022	2023		2022	2023
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	60,335	239,155	32,982	67,545	257,227	35,473
Interest income	(3,681)	(7,513)	(1,036)	(5,598)	(12,356)	(1,704)
Interest expense	1,831	1,676	231	3,321	3,603	497
Income tax expense	23,579	78,770	10,863	31,523	131,396	18,120
Depreciation and amortization	21,553	22,289	3,074	40,595	44,186	6,094
EBITDA (non-GAAP)	103,617	334,377	46,114	137,386	424,056	58,480
Share-based compensation expenses, net of tax effect of nil[2]	-	9,998	1,379	-	151,578	20,904
Adjusted EBITDA (non-GAAP)	103,617	344,375	47,493	137,386	575,634	79,384

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q2 2023	Closed in Q2 2023	As of June 30, 2023	As of June 30, 2023
Manachised hotels	70	4	1,001	115,427
Leased hotels	-	-	33	4,977
Total	70	4	1,034	120,404

	As of June 30, 2023
		Properties
Brand	Positioning	Manachised	Leased	Rooms
A.T. House	Luxury	-	1	214
Atour S	Upscale	49	9	8,973
ZHOTEL	Upscale	1	-	52
Atour	Upper midscale	794	22	95,276
Atour X	Upper midscale	78	-	8,473
Atour Light	Midscale	79	1	7,416
Total		1,001	33	120,404

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2022	Three Months Ended March 31, 2023	Three Months Ended June 30, 2023
Occupancy rate[3](in percentage)
Manachised hotels	73.2%	65.0%	72.1%	76.8%
Leased hotels	84.0%	72.4%	80.4%	83.0%
All hotels	74.4%	65.5%	72.5%	77.1%

ADR[3] (in RMB)
Manachised hotels	417.6	357.4	437.2	468.1
Leased hotels	534.0	420.1	544.8	611.5
All hotels	432.6	361.8	442.9	474.8

RevPAR[3] (in RMB)
Manachised hotels	316.5	245.7	330.5	376.6
Leased hotels	471.0	332.8	463.7	536.8
All hotels	334.2	251.3	336.8	383.6

3 Excludes, for purposes of calculating these key operating metrics, approximately 1,813 thousand, 189 thousand, and 46 thousand room-nights related to hotel rooms that were previously requisitioned by the government for quarantine needs in response to the COVID-19 outbreak or otherwise became unavailable due to temporary hotel closures in the three months ended June 30, 2022, March 31, 2023 and June 30, 2023, respectively. The ADR and RevPAR are calculated based on tax inclusive room rates.